June 18, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Cara Wirth
Donald Field

	Re:	SciSparc Ltd. Amendment No. 1 to Registration Statement on Form F-3
Filed June 10, 2025
File No. 333-286099

Ladies and Gentlemen:

On behalf of SciSparc Ltd. (the “Company” or “SciSparc”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 12, 2025 (the “Comment Letter”), with respect to Amendment No. 1 to Registration Statement on Form F-3 filed with the Commission by the Company on June 10, 2025 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is hereby filing Amendment No. 2 to the Registration Statement (the “Amended Filing”) through EDGAR.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below to each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to the Amended Filing. Unless otherwise indicated, capitalized terms herein have the meanings assigned to them in the Amended Filing.

Amendment No. 1 to Registration Statement on Form F-3 Filed June 10, 2025

General

1.

We note that you have filed an exhibits-only amendment. Please revise your registration statement to reflect information as of a date reasonably close to the date of filing the registration statement, including:

●	the description of the status of the merger with AutoMax Motors Ltd.;
●	the effects of this offering after completion of the merger with AutoMax Motors Ltd.;
●	the current shares issued and outstanding;
●	the Capitalization section; and
●	the Incorporation of Certain Information by Reference section.

Response: The Company respectfully acknowledges the Staff’s comment, and has refiled the Amended Filing to address the Staff’s comment. The Company has revised page 1 of the Amended Filing to include a description of the status of the merger with AutoMax Motors Ltd., and the effects of the offering after completion of the merger. The Company has also revised page 2 of the Amended Filing to include the current shares issued and outstanding, page 8 of the Amended Filing to include an updated Capitalization section, and page 16 of the Amended Filing to update the Incorporation of Certain Information by Reference section.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +972-50-552-1058 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Oz Adler
Oz Adler
Chief Executive Officer
SCISPARC LTD.

cc:
Shachar Hadar, Meitar | Law Offices
Oded Har-Even, Sullivan & Worcester LLP
Howard Berkenblit, Sullivan & Worcester LLP